UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Freightos Limited

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

G51405101/ G51405119

(CUSIP Number)

M&G Investment Management Limited

10 Fenchurch Avenue, London EC3M 5AG

+44-0208-162-3812

With a copy to:

Nick Ramphal

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON M&G Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 9,866,094 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,866,094 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,866,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (2)
14	TYPE OF REPORTING PERSON IA

(1) Inclusive of 2,995,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date hereof.

(2) All percentage calculations set forth herein are based upon the weighted average of 47,894,688 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 21, 2024, and incorporates 2,995,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person named above.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on March 18, 2024 (the “Initial 13D” and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by the Reporting Person, relating to the common stock, par value $0.00001 per share (the “Common Stock”), of Freightos Limited, a Cayman Islands exempted company limited by shares (“Freightos” or the “Issuer”). This Amendment No. 1 is being filed to correct an inadvertent and clerical omission to mark the check box on the cover page indicating that the Reporting Person previously filed a statement on Schedule 13G and filed the Initial 13D pursuant to Rule 13d-1(e). Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Initial 13D is hereby amended by amending and restating the second paragraph thereof as follows:

The Reporting Person beneficially owns an aggregate of 9,866,094 shares of Common Stock, including 2,995,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person. These shares represent approximately 19.4% of the outstanding shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2024

M&G INVESTMENT MANAGEMENT LIMITED

By:	/s/ Tamara Postoj
	Name:	Tamara Postoj
	Title:	Regulatory Reporting Technical Manager